October 30, 2006

**DREYFUS VARIABLE INVESTMENT**
**LIMITED TERM HIGH YIELD PORTFOLIO**

**Supplement to Statement of Additional Information**
**Dated May 1, 2006**

**Effective on or about October 27, 2006, the following information supersedes and replaces any contrary information contained in the section in the Fund's Statement of Additional Information entitled "Management Arrangements."**

Effective on or about October 27, 2006, David Bowser and Kent J. Wosepka will be portfolio managers for the Fund. Messrs. Bowser and Wosepka are dual employees of Dreyfus and The Standish Mellon Asset Management LLC, an affiliate of Dreyfus.

Additional Information about Portfolio Managers

The following table lists the number and types of other accounts advised by the primary portfolio manager and assets under management in those accounts as of September 30, 2006:

| Portfolio Manager | Registered Investment Company Accounts | Assets Managed | Pooled Accounts | Assets Managed | Other Accounts | Assets Managed |
|---|---|---|---|---|---|---|
| David Bowser | 8 | $1,692,994,476 | 0 | 0 | 18 | $2,354,885,593 |

None of the funds or accounts are subject to a performance-based advisory fee.

The dollar range of Fund shares beneficially owned by the primary portfolio manager is as follows as of September 30, 2006:

| Portfolio Manager | Portfolio Name | Dollar Range of Portfolio Shares Beneficially Owned |
|---|---|---|
| David Bowser | Limited Term High Yield Portfolio | None |

October 30, 2006

# DREYFUS VARIABLE INVESTMENT FUND
# LIMITED TERM HIGH YIELD PORTFOLIO

## Supplement to Prospectus
## dated May 1, 2006

On October 27, 2006, David Bowser was appointed primary portfolio manager of the Fund. Mr. Bowser is a Charted Financial Analyst and Strategist for Investment Grade Credit, and a portfolio manager for dedicated corporate mandates at Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial Corporation and an affiliate of The Dreyfus Corporation. Mr. Bowser joined Standish Mellon in 2000 and has been a dual employee of Standish Mellon and Dreyfus since July 2006.

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